FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    April                                           2003
                    ----------------------------------------       ------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                        Form 40-F          X
                         ----------------                 ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No                 X
                         ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                DOCUMENT INDEX
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Document                                                                Page No.
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   1.             News Release dated April 9, 2003 ("SFR AND               4
                  RESEARCH IN MOTION LAUNCH NEW VERSION OF
                  BLACKBERRY WIRELESS COMMUNICATIONS SOLUTION IN
                  FRANCE")


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                                                                     Document 1

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RIM (graphic omitted)

                                                                  NEWS RELEASE

                                                                  April 9, 2003

FOR IMMEDIATE RELEASE

                 SFR AND RESEARCH IN MOTION LAUNCH NEW VERSION
                OF BLACKBERRY WIRELESS COMMUNICATIONS SOLUTION
                                   IN FRANCE

Paris, France - Five months after SFR's launch of the BlackBerry(R) wireless solution in France, SFR and Research In Motion (RIM) (Nasdaq : RIMM; TSX :
RIM) today announced the launch of a new wireless handheld and enhanced features for enterprise customers.

In response to customer needs, SFR and RIM are expanding the BlackBerry offering in terms of hardware, software functionality and service including:

o A new handheld with improved phone ergonomics, the BlackBerry 6720 Wireless Handheld(TM) [Dual-Band: 900/1800 MHz]. In addition to all the popular functionality of the BlackBerry 5820(TM), this new handheld also includes an integrated speaker/microphone for phone usage, increased memory [16MB + 2MB SRAM] and a removable/rechargeable lithium battery. The BlackBerry 6720 is expected to be available from SFR from 22 April 2003 at a price of 490 Euros.

o New BlackBerry Enterprise Server software functionality (beginning in Q2) that will enable integrated attachment handling, enhanced wireless synchronization and wireless Global Address List lookup. All of SFR's existing BlackBerry customers are eligible to receive a free upgrade of their current BlackBerry Enterprise Server software.

BlackBerry is an integrated wireless platform designed to meet the needs of both mobile professionals and IT departments. It is secure and integrates with back-end corporate data systems. BlackBerry is user-friendly and features an ergonomic, 'always on' handheld that allows users to access their corporate email wirelessly without the need to dial-up.

BlackBerry is available in France through a network of 30 distributors, established by SFR to support the installation, deployment and maintenance of the solution. In parallel, SFR and RIM are involved with a community of Java developers to help meet the specific application needs of business customers.

BlackBerry product images (low and high resolution):
www.blackberry.com/uk/news/products/index.shtml
-----------------------------------------------

For press information :

SFR:
Caroline Mir
Tel: +33 (0)1 71 07 63 63
caroline.mir@cegetel.fr
-----------------------

BlackBerry and RIM:
For North America, Asia Pacific, Latin America :
Scott Pollard
Brodeur Worldwide for RIM
Tel : +1 212 771 3644
spollard@brodeur.com
--------------------

For Europe:
Tilly Quanjer, Press Relations Manager, Europe, RIM
Tel: +44 (0)1784 223987
tquanjer@rim.net
----------------

For France:
Bernard Cazelle/Virginie Puchaux
Hotwire France
Tel: +33 (0) 1 46 91 84 61/62
bernard.cazelle@hotwirepr.com / virginie.puchaux@hotwirepr.com
--------------------------------------------------------------

About SFR
www.groupecegetel.fr/
---------------------

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                  SIGNATURES
                                  ----------

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Research In Motion Limited
                                          -------------------------------------
                                                       (Registrant)

Date:    April 9, 2003              By:            /s/ Rob Duncan
         ----------------                 -------------------------------------
                                                       (Signature)
                                            Rob Duncan
                                            Vice President, Corporate Controller